

August 14, 2013

Via E-mail
Mr. Geoff Burns
Chief Executive Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

> **Re: Pan American Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated July 24, 2013**
> **File No. 000-13727**

Dear Mr. Burns:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 1.2 – Management's Discussion and Analysis

Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1.   We note your response to our prior comment 1. It appears your revenues from the sales of by-products comprise 35% of your total revenue for 2012 and, for some mines, revenues from the sales of by-products was over 50% of the 2012 revenue for those mines. Given their significance to total revenue and mine-by-mine revenue, please tell us why you believe these items should be presented as by-products in your computation of cash cost per ounce and total costs per ounce. For mines where by-products constitute a

Mr. Geoff Burns
Pan American Silver Corp.
August 14, 2013
Page 2

significant portion of the revenue, tell us how you considered computing your cash costs and total cost computations on either a co-product basis or on a silver-equivalent ounce basis.

Exhibit 1.3 – Consolidated Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies, page 13
Exploration and Evaluation Expenditure, page 21

2.   We continue to evaluate your response to our prior comment 3. We may have further comments.

        You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining